Exhibit 99.2

 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Tuesday May 12, 2026

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAL	RIGHTS	119,926	05/05/2026

Refer to next page for full details of the announcement

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

12/5/2026

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

5/5/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Elizabeth (Liz) Westcott	Elizabeth (Liz) Westcott	119,926

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

This notification relates to the award of Rights as part of Ms Westcott’s 2026 LTI award. Each Right is an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on vesting of the Rights.

Further information regarding the terms of the Rights can be found in Woodside’s Notice of Annual General Meeting 2026 which is available at the following link: https://www.woodside.com/docs/default-source/asx-announcements/2026/022-notice-of-annual-general-meeting-2026.pdf?sfvrsn=9eaa1e12_3 and the 2025 Remuneration Report which appears on pages 146 to 175 of the 2025 Annual Report.

Any other information the entity wishes to provide about the +securities the subject of this notification

The Rights were granted in accordance with item 4 passed by shareholders at the 2026 Annual General Meeting held on 23 April 2026.

Issue details

Number of +securities

119,926

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,901,100,143

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	12,484,678

WDSAE : WEP EQUITY RIGHTS	3,192,942

WDSAB : PERFORMANCE RIGHTS	492,987

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

14

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